Exhibit 12

Conagra Brands, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

($ in millions)

	Thirteen weeks ended August 26, 2018	2018	2017	2016	2015	2014
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$219.4	$874.8	$729.5	$108.8	$584.6	$376.0
Add (deduct):
Fixed charges	55.6	186.9	225.7	328.4	361.7	420.4
Distributed income of equity method investees	13.2	62.5	68.3	40.4	79.3	0.2
Capitalized interest	(0.8)	(3.5)	(5.0)	(7.8)	(6.6)	(13.6)

Earnings available for fixed charges (a)	$287.4	$1,120.7	$1,018.5	$469.8	$1,019.0	$783.0

Fixed charges:
Interest expense	$49.6	$162.5	$199.2	$297.0	$329.2	$380.8
Capitalized interest	0.8	3.5	5.0	7.8	6.6	13.6
One third of rental expense (1)	5.2	20.9	21.5	23.6	25.9	26.0

Total fixed charges (b)	$55.6	186.9	$225.7	$328.4	$361.7	$420.4

Ratio of earnings to fixed charges (a/b)	5.2	6.0	4.5	1.4	2.8	1.9

(1)	Considered to be representative of interest factor in rental expense.